Exhibit 99.1

CollPlant Reports First Quarter 2019 Financial Results and

Provides Business Update

Rehovot, May 30, 2019, CollPlant (NASDAQ:CLGN), a regenerative medicine company, today announced financial results for the first quarter ended March 31, 2019 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-IFRS (non-GAAP) Measures” below.

CollPlant reported revenues of $594,000 for the first quarter of 2019. The Company ended the first quarter of 2019 with $3.7 million in cash and cash equivalents. Comprehensive loss for the first quarter of 2019 was $2.0 million on a GAAP basis, or adjusted comprehensive loss of $1.2 million, on a non-GAAP basis.

“During the first quarter of 2019, we continued advancing our 3D bioprinting business. We are moving forward with development activities with various biotechnology and medical device companies that are using CollPlant’s rhCollagen based BioInk for bioprinting organs and tissues. We are very pleased to collaborate with United Therapeutics Corporation (NASDAQ: UTHR) which is using CollPlant’s rhCollagen-based BioInk to 3D bioprint lung scaffolds with the longer-term goal of manufacturing an unlimited supply of transplantable lungs for patients with serious medical conditions,” said Yehiel Tal, CollPlant’s Chief Executive Officer.

“In the medical aesthetics market, we are moving forward with the development of a new dermal filler product line, addressing the need for more innovative aesthetic products to treat wrinkles. CollPlant is advancing collaborations with leading companies in this segment. Our new product line will be based on the combination of hyaluronic acid, a naturally-occurring, moisture-binding compound, with our plant-based, tissue regenerating rhCollagen. As part of this activity, we supplied our first material rhCollagen order into the aesthetics market during the first quarter of 2019,” added Mr. Tal.

“Recently, we launched a new headquarters and R&D center in Rehovot, Israel. The new R&D facility will serve CollPlant in the development of its product pipeline, including BioInks for 3D bioprinting of tissues and organs, and dermal fillers for medical aesthetics. During the first quarter, we welcomed U.S. based specialty pharma executive Jonathan M.N. Rigby as Chairman of our Board. We also continued to see clinical efficacy data on our rhCollagen-based products published in peer reviewed journals, including a study regarding our rhCollagen’s role in bone repair and in chronic wound closure. The combination of our professional team, breakthrough technology, and new R&D center, enables us to take a significant step forward through development of new state-of-the-art products and facilitates significant business partnerships with leading corporations,” concluded Mr. Tal.

Financial Results

First Quarter 2019 Financial Results on IFRS basis (“GAAP”)

Revenues for the first three months ended March 31, 2019 increased by 164% to $594,000, compared to $225,000 in the first quarter of 2018. Revenues were derived from sales in the U.S. of CollPlant’s BioInk for the development of 3D bioprinting of tissues and organs, sales of rhCollagen for medical aesthetics, as well as sales in Europe of CollPlant’s soft tissue repair matrix, VergenixSTR, and VergenixFG for treatment of wounds.

The Company’s gross profit for the first three months ended March 31, 2019 decreased by 6% to $189,000 compared to $200,000 in the first quarter of 2018.

Total operating costs and expenses for the first three months ended March 31, 2019 were $1.7 million, a decrease of 26% compared to $2.3 million in the first quarter of 2018. The decrease is mainly due to non-cash share-based compensation amounting to $407,000.

Operating loss for the first three months ended March 31, 2019 was $1.6 million, a decrease of 24% compared to an operating loss of $2.1 million in the first quarter of 2018.

Financial expenses, net for the first three months ended March 31, 2019 were $482,000 compared to financial expenses, net of $6,000 in the first quarter of 2018. The increase is mainly due to non-cash re-evaluation expenses of the company's warrants and the anti-dilution derivatives.

Comprehensive loss for the first quarter of 2019 was $2.0 million, or $0.01 per share, compared to a comprehensive loss of $2.2 million, or $0.01 per share, for the first quarter of 2018.

Cash used in operating activities during the first quarter was $870,000 compared to $1.5 million in the first quarter of 2018. As of March 31, 2019, cash and cash equivalents totaled $3.7 million.

Cash used in investing activities during the first quarter was $711,000 compared to $208,000 in the first quarter of 2018. The increase is mainly attribute to the establishment of CollPlant's new HQ and R&D center in Rehovot, Israel.

First Quarter 2019 Financial Results on Non-IFRS Basis (“non-GAAP”)

On a non-GAAP basis, the operating costs and expenses for the first quarter of 2019 were $1.4 million, compared to $1.5 for the first quarter of 2018, while the comprehensive loss for the first quarter of 2019 was $1.2 million, or $0.01 per share, compared to $1.2 million, or $0.01 per share, for the first quarter of 2018. Non-GAAP measures exclude certain non-cash expenses. The table on page 9 includes a reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation reflects non-cash expenses in the amount of $789,000 with respect to (i) change in fair value of financial instruments and (ii) share-based compensation to employees, directors and consultants.

Change in Functional and Presentation Currency

From the Company’s inception through January 1, 2019, the Company’s functional and presentation currency was the New Israeli Shekel (NIS). Management conducted a review of the functional currency of the Company and decided to change its functional and presentation currency to the U.S. dollar from the NIS effective January 1, 2019. This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and presentation currency of the Company in the financial results presented in this press release is the U.S. dollar.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21 " The Effects of Changes in Foreign Exchange Rates", which states that factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered. In this regard, the Company recently incurred a significant increase in revenues denominated in dollars relating to collaboration with its customers in the US, which is reflected primarily in the agreement the Company signed in October 2018, with United Therapeutics. The Company expects additional increase in revenues denominated in dollars related to its activities. The Company incurred an increase and expects to continue to incur a significant part of its expenses in U.S. dollars as a result of its activity in the US capital markets. These changes, as well as the fact that the majority of the Company’s available funds are in U.S. dollars, the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting is conducted solely in U.S. dollars, led to the decision to make the change in functional currency as of January 1, 2019, as indicated above.

The effect of the change in the functional currency is accounted for prospectively. Assets and liabilities were translated into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.

Due to the change in its functional currency as above and concurrently with it, the Company decided to change its presentation currency from NIS to the U.S. dollar.

The change in presentation currency was applied retrospectively to all comparative figures presented.

In effecting the change in presentation currency to the U.S. dollar, with respect to comparative figures: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of each balance sheet presented; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the statement of comprehensive loss items have been translated at the average exchange rates for the relevant reporting periods; and (4) the resulting translation differences have been reported as "currency translation differences" within other comprehensive loss.

Use of Non-IFRS (“non-GAAP”) Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the Alpha Agreement, recognition of unrecognized day one loss, and share-based compensation to employees, directors and consultants. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 9 in this press release. This accompanying table on page 9 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company's consolidated financial results as of, and for the three months ended March 31, 2019 are presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, medical aesthetics and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We recently entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. CollPlant’s unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600/0
Email: Eran@collplant.com

CollPlant Holdings Ltd.

Consolidated Statements of Comprehensive Loss

(Unaudited)

	Three months ended March 31,
	2019	2018
	USD in thousands
Revenue	594	225
Cost of Revenue	405	25
Gross Profit	189	200

Operating costs and expenses:
Research and development expenses, net	875	1,291
General, administrative and marketing expenses	870	995
Total operating costs and expenses:	1,745	2,286
Operating loss	1,556	2,086
Financial income	(16)	(112)
Financial expenses	498	118
Financial expenses, net	482	6
Loss for the period	2,038	2,092
Other comprehensive loss:
Currency translation differences	-	143
Total comprehensive loss for the period	2,038	2,235
Basic and diluted loss per ordinary share (USD)	0.01	0.01
Weighted average ordinary shares outstanding	233,010,891	170,551,850

CollPlant Holdings Ltd.

Consolidated Statements of Financial Position

(Unaudited)

	March 31, 2019	December 31, 2018
	USD in thousands
Assets
Current assets:
Cash and cash equivalents	3,709	5,354
Accounts receivables:
Trade receivables	613	516
Other	493	334
Restricted deposit	156	154
Inventory	870	814
	5,841	7,172
Non-current assets:
Restricted deposit	160	155
Long term-receivables	-	18
Right-of-use assets	3,295	-
Property and equipment, net	2,021	1,407
Intangible assets, net	328	340
	5,804	1,920
Total assets	11,645	9,092

Liabilities and equity
Current liabilities:
Loan	23	22
Accounts payable:
Trade payables	1,055	622
Accrued liabilities and other	630	631
Operating lease liabilities	539	-
Contract liabilities	1,271	970
	3,518	2,245
Non-current liabilities:
Warrants at fair value	1,135	649
Derivatives	67	97
Royalties to the Israel Innovation Authority	327	316
Loan	17	22
Operating lease liabilities	2,926	-
Contract liabilities	553	980
	5,025	2,064
Commitments and contingent liabilities
Total liabilities	8,543	4,309

Equity:
Ordinary shares	1,580	1,580
Additional paid in capital and warrants	54,758	54,758
Currency translation differences	(1,008)	(1,008)
Accumulated deficit	(52,228)	(50,547)
Total equity	3,102	4,783
Total liabilities and equity	11,645	9,092

CollPlant Holdings Ltd.

 Appendices to the Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
	2019	2018
	USD in thousands
Cash flows used in operating activities:
Comprehensive loss for the period	(2,038)	(2,092)
Adjustments for:
Depreciation and amortization	284	64
Share-based compensation to employees, directors and consultants	357	325
Exchange differences on cash and cash equivalents	(46)	(6)
Change in fair value of financial instruments	456	470
Exchange differences on lease liabilities	61	-
Exchange differences on restricted cash	(7)	(2)
	(933)	(1,241)
Changes in operating asset and liability items:
Increase in trade receivables	(97)	(166)
Increase in inventory	(56)	(97)
Decrease (increase) in other receivables (including long-term receivables)	(163)	1
Increase in trade payables (including long-term payables)	450	122
Increase (decrease) in accrued liabilities and other payables	44	(84)
Decrease in contract liabilities (including long-term contract liabilities)	(126)	-
Increase in royalties to the IIA	11	12
	63	(212)
Net cash used in operating activities	(870)	(1,453)

Cash flows from investing activities:
Purchase of property and equipment	(711)	(208)
Net cash used in investing activities	(711)	(208)
Cash flows from financing activities:
Proceeds from issuance of shares, less issuance expenses	-	532
Loan paid	(4)	-
Payments made for equipment on financing terms and under lease liability	(106)	(18)
Net cash provided by (used in) financing activities	(110)	514
Decrease in cash and cash equivalents	(1,691)	(1,147)
Cash and cash equivalents at the beginning of the period	5,354	5,139
Exchange differences on cash and cash equivalents	46	(51)
Cash and cash equivalents at the end of the period	3,709	3,941
Appendix to the statement of cash flows
Non-cash investing activities:
Purchase of property and equipment against credit from trade payables	-	217

CollPlant Holdings Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Three months ended March 31,
	2019	2018
	USD in thousands
GAAP gross profit	189	200

GAAP operating costs and expenses:	1,745	2,286
Fair market value attributed to services received through the Alpha Agreement	-	442
Share-based compensation to employees, directors and consultants	357	325
Non-GAAP operating costs and expenses:	1,388	1,519

GAAP operating loss	1,556	2,086

Non-GAAP operating loss	1,199	1,319

GAAP Comprehensive loss	2,038	2,092
Fair market value attributed to services received through the Alpha Agreement	-	442
Changes in fair value of financial instruments	432	99
Share-based compensation to employees, directors and consultants	357	325
Non-GAAP Comprehensive loss	1,249	1,226

GAAP Basic and diluted loss per ordinary share (USD)	0.01	0.01
Non-GAAP Basic and diluted loss per ordinary share (USD)	0.01	0.01